

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

Via E-mail
Bernardo Hees
President and Chief Executive Officer
H.J. Heinz Company
1 PPG Place, Suite 3100
Pittsburgh, Pennsylvania 15222

> **Re:    H.J. Heinz Company**
> **Hawk Acquisition Intermediate Corporation II**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 1, 2014**
> **File No. 333-194441**

Dear Mr. Hees:

We have limited our review of your amended registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5(iii)

Please obtain and file as an exhibit a new or revised opinion of counsel which addresses the following numbered comments.

1.     Although we note counsel's revisions in response to prior comment 3 from our letter to you dated April 30, 2014, that document continues to reference the defined term "*Transaction Documents*" in the third numbered opinion paragraph on page 2.  We reissue prior comment 3.

2.     In the third paragraph of the revised opinion, counsel has added an overly broad assumption.  Counsel should revise its opinion to remove the new assumption as to due authorization, execution, and delivery of all documents with respect to HFIC, as to which it may obtain certificates from HFIC if it so desires.

3.      The revised opinion now references "the form of supplemental indenture that is Exhibit C to the Indenture (the "Supplemental Indenture")." It also indicates in the fourth numbered paragraph that "the Guarantee will be binding obligations of HFIC upon HFIC's execution of a Supplemental Indenture." However, we note that the document filed as exhibit 4.2 to the company's Form 8-K on June 13, 2013, appears to be an executed version of that same "form of" supplemental indenture. As appropriate, obtain and file a new or revised opinion which includes no such ambiguous references.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Josh Korff